EXECUTED COPY

02044825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JUN 28 2002

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number ~~1-5471~~ 1-14634

PROCESSED
JUL 09 2002
THOMSON FINANCIAL

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBALSANTAFE SAVINGS INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBALSANTAFE CORPORATION
777 N. Eldridge Parkway
Houston, Texas 77079-4493

GLOBALSANTAFE SAVINGS INCENTIVE PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT ACCOUNTANTS

As of December 31, 2001 and 2000, and
for the Year Ended December 31, 2001

GLOBALSANTAFE SAVINGS INCENTIVE PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

All other schedules are omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
GlobalSantaFe Savings Incentive Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GlobalSantaFe Savings Incentive Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2002

GLOBALSANTAFE SAVINGS INCENTIVE PLAN

Statement of Net Assets Available For Benefits

	December 31, 2001	December 31, 2000
Assets:		
Investments	$ 66,491,927	$ 68,114,778
Net assets available for benefits	$ 66,491,927	$ 68,114,778

See accompanying notes to financial statements.

GLOBALSANTAFE SAVINGS INCENTIVE PLAN

Statement of Changes in Net Assets Available For Benefits

For the Year Ended December 31, 2001

Additions:	
Investment income:	
Dividend income	$ 666,476
Interest income	737,415
	1,403,891
Contributions:	
Participant	7,685,040
Employer	4,886,912
	12,571,952
Total additions	13,975,843
Deductions:	
Net depreciation in fair value of investments	10,999,409
Benefits paid to participants	4,575,631
Administrative expenses	23,654
Total deductions	15,598,694
Net decrease in assets available for benefits	(1,622,851)
Net assets available for benefits:	
Beginning of year	68,114,778
End of year	$ 66,491,927

See accompanying notes to financial statements.

1. Description of the Plan

The following brief description of the GlobalSantaFe Savings Incentive Plan (the "Plan"), formerly the Global Marine Savings Incentive Plan, is provided for general informational purposes only. For more complete information, participants should refer to the "Savings Incentive Plan" section of the GlobalSantaFe Employee Handbook, to the "Information for Participants" document and other documents, as amended, constituting a prospectus under the Securities Act of 1933, and to the Plan document, as amended.

General

The Plan is a defined contribution plan covering all employees of the Plan sponsor, GlobalSantaFe Corporate Services Inc. ("GSFCSI"), and of each Participating Employer, as defined in the Plan, who are U.S. citizens or resident aliens. Eligible employees may begin participating in the Plan on the first calendar day of the month following the month of employment. The Plan is subject to certain provisions of the Internal Revenue Code of 1986 and the provisions of the Employee Retirement Income Security Act of 1974.

GSFCSI is a wholly-owned subsidiary of Global Marine Inc. ("Global Marine"). On November 20, 2001, Santa Fe International Corporation ("Santa Fe International") and Global Marine consummated a business combination with the merger (the "Merger") of an indirect wholly-owned subsidiary of Santa Fe International with and into Global Marine, with Global Marine surviving the Merger as a wholly-owned subsidiary of Santa Fe International. In connection with the Merger, Santa Fe International was renamed GlobalSantaFe Corporation ("GlobalSantaFe"). At the effective time of the Merger, each issued and outstanding share of common stock, par value $0.10 per share, of Global Marine was converted into the right to receive 0.665 ordinary shares, par value $0.01 per share, of GlobalSantaFe ("GlobalSantaFe Ordinary Shares"). Approximately 118 million GlobalSantaFe Ordinary Shares were issued in connection with the Merger. Share amounts for all periods presented have been restated to reflect the exchange ratio as established in the merger agreement.

Contributions

Each participant may elect to defer, in any whole percent, a portion of his or her compensation for each pay period, from a minimum of one percent to a maximum of six percent, as a pretax basic contribution. Each participant may also elect to defer, in any whole percent, an additional one to nine percent of his or her compensation for each pay period as a pretax excess contribution, provided, however, that the combined total of the pretax basic contribution and the pretax excess contribution cannot exceed fifteen percent of compensation. The employer matches dollar for dollar each participant's pretax basic contribution. The employer does not make matching contributions on pretax excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 2001, was $10,500. The amount of a participant's annual compensation which may be taken into account for purposes of determining the amount of the employer match or for any other purpose under the Plan shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"). The prescribed amount was $170,000 for 2001. Each participant's employee and employer accounts are fully vested and nonforfeitable at all times.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship, as defined by the Plan, or attainment of age 59 1/2. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus participant contributions and rollovers made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income Portfolio, is an open-end, diversified management investment company managed by Fidelity Management & Research Company ("FMRC"). The Managed Income Portfolio is a commingled pool of investments managed by Fidelity Management Trust Company ("FMTC"). The Freedom Funds are managed by Strategic Advisors, Inc., a subsidiary of FMRC. Amounts invested in each of the options listed below are at the sole discretion of participants.

During 2001, ten new investment options were added to the Plan. These were Fidelity BrokerageLink, Fidelity Real Estate Investment Portfolio, Fidelity Small Cap Stock Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund and Fidelity High Income Fund.

The funds available to participants are as follows:

Fidelity BrokerageLink Account - A self-directed brokerage account which allows the participant to invest in most listed stocks, options, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, and other mutual funds.

GlobalSantaFe Stock Fund - An unmanaged fund composed solely of GlobalSantaFe Ordinary Shares.

Fidelity Magellan Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of domestic, foreign and multinational companies.

Fidelity Equity-Income Fund - A growth and income fund managed with the objective of achieving yields exceeding the composite yield of securities comprising the S&P 500 Stock Index (the "S&P 500") with the potential for capital growth. Investments consist primarily of common and preferred stocks and debt obligations convertible into common stocks.

Fidelity Intermediate Bond Fund - A fixed-income fund managed with the objective of seeking a high level of current income by investing in investment-grade corporate debt obligations, obligations issued or guaranteed by the U.S. government or any of its agencies and obligations of U.S. banks, including certificates of deposit and bankers' acceptances. The average portfolio maturity ranges from three to ten years. The values of the securities in this fund will vary with interest rates, and the yield will fluctuate with market conditions.

Fidelity OTC Portfolio - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that are traded on the "over-the-counter" market.

Fidelity Real Estate Investment Portfolio - A growth and income fund managed with the objective of seeking above average income and long-term capital growth by investing in domestic and foreign companies principally engaged in the real estate industry.

Fidelity Blue Chip Growth Fund - A growth fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks. Most of the fund investments are in companies included in the S&P 500 Stock Index or in the Dow Jones Industrial Average.

Fidelity Asset Manager Fund - A fund managed with the objective of seeking a high total return with reduced risk over the long term. The fund invests in a mix of domestic and foreign equities, bonds and short-term debt instruments. The mix is gradually adjusted to respond to changing market conditions. The fund's managers define a neutral mix as 10% of assets in short-term debt instruments, 40% in intermediate to long-term bonds, and 50% in equity securities. The actual range for each category is zero to 50% in short-term debt instruments, 20% to 60% in intermediate- to long-term bonds, and 30% to 70% in equities.

Fidelity Low-Priced Stock Fund - A growth fund that invests in stocks that the fund's manager considers to be low-priced at the time of purchase ($35 per share, or less).

Fidelity Aggressive Growth Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that the fund's manager believes offer the potential for accelerated earnings or revenue growth.

Fidelity Diversified International Fund - A fund investing primarily in foreign equity securities seeking to achieve capital growth greater than the Morgan Stanley Capital International Europe, Australasia, Far East ("EAFE") Index. The EAFE is an unmanaged index of common stocks of over 1,000 foreign companies.

Fidelity Dividend Growth Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that have the potential to increase the amount of their dividends or begin paying them if none are being paid currently. The fund does not invest for income.

Fidelity Small Cap Stock Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stock of companies with market capitalizations similar to those companies in the Russell 2000 Index ("Russell 2000"). The Russell 2000 is a market capitalization-weighted index of 2,000 company stocks.

Fidelity Freedom Income Fund - An asset allocation fund managed with the objective of seeking high current income and some capital appreciation for those already in retirement. The fund invests in a combination of underlying Fidelity bond, money market and stock funds.

Fidelity Freedom 2000 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2000. The fund invests in a combination of underlying Fidelity bond, money market and stock funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2010. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2020. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2030. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2040. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity High Income Fund - An income fund managed with the objective of seeking a high level of current income with capital growth as a secondary consideration. The fund primarily invests in income-producing debt securities, preferred stocks and convertible securities with an emphasis on lower-quality debt securities.

Fidelity Retirement Money Market Portfolio - A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.

Fidelity Managed Income Portfolio - A commingled pool of short-term and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

Spartan U.S. Equity Index Portfolio - A growth and income fund which seeks to duplicate the composition and total return of the Standard and Poor's 500 Stock Index. The S&P 500 is a widely recognized unmanaged index of 500 common stocks chosen for market value, liquidity and industry group representation. The index is market-value weighted with each stock's weight proportionate to its market value (stock price times the number of shares outstanding) in relation to the market value of all stocks in the index.

Participant Loans

Under the Plan's loan feature, participants may borrow from their accounts by transferring from their fund balances a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their fund balances, excluding amounts invested in the GlobalSantaFe Stock Fund. Participants may initiate one home loan and two general-purpose loans per calendar year but may have only one home loan and two general-purpose loans outstanding at any time. Loan terms range from six months to five years for general-purpose loans and from five to fifteen years for home loans. The loans are collateralized by the balances in the participants' accounts and bear interest at rates determined from time to time by the Plan's administrative committee.

Interest rates on loans outstanding as of December 31, 2001, ranged from 5 1/2% to 9 1/2%. Principal and interest are paid through monthly payroll deductions. Loan fees are deducted from participant accounts.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares in the funds managed by FMRC and FMTC were valued based on their quoted closing net asset values per share at the dates presented. The GlobalSantaFe ordinary shares were valued at the quoted closing market price per share at the dates presented. Participant loans were valued at amortized cost, which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and record-keeping fees charged by FMTC, the Plan's trustee, are paid by GSFCSI and are not charged to the Plan. Participant loan initiation and maintenance fees are paid by the respective participants who initiated the loans. No charge was made to the Plan for GSFCSI's applicable administrative costs.

3. Investments

The following table presents the fair values of individual investments that represented five percent or more of the Plan's net assets.

Description of Investment	Dec. 31, 2001	Dec. 31, 2000
GlobalSantaFe Ordinary Shares, 502,278 and 382,990 shares, respectively (as restated)	$14,324,959	$16,341,869
Fidelity Magellan Fund, 133,094 and 129,123 shares, respectively	$13,871,014	$15,404,389
Fidelity Equity-Income Fund, 143,318 and 135,734 shares, respectively	$6,989,609	$7,252,280
Fidelity Blue Chip Growth Fund, 144,350 and 126,044 shares, respectively	$6,198,387	$6,495,054
Fidelity Retirement Money Market Portfolio, 6,623,281 and 5,082,808 shares, respectively	$6,623,281	$5,082,808
Fidelity Aggressive Growth Fund, 123,115 and 102,752 shares, respectively	$2,341,654	$3,716,541
Fidelity Managed Income Portfolio, 3,788,779 and 3,315,494 shares, respectively	$3,788,779	$3,315,494

The net depreciation in the fair values of the Plan's investments for the year ended December 31, 2001, including realized gains and losses on assets sold during the year, was as follows:

Description of Investment	Net depreciation
GlobalSantaFe Ordinary Shares	$ 5,110,685
Mutual funds	5,888,724
Net depreciation in fair value of investments	$ 10,999,409

4. Related Party Transactions

One of the investment options offered under the Plan is managed by FMTC, which is the trustee as defined by the Plan. The mutual fund investments of the Plan are managed by FMRC, an affiliate of FMTC, or Strategic Advisors, Inc., a subsidiary of FMRC. Purchases and sales of shares of funds managed by FMTC and FMRC are therefore considered exempt party-in-interest transactions by the U.S. Department of Labor.

5. Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code ("IRC") and is not subject to federal income taxes. The latest determination letter for the Plan issued by the IRS is dated March 23, 1994. In its letter, the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. On February 28, 2002, a filing for a favorable determination letter was made with the Internal Revenue Service regarding the continued qualification of the Plan, as amended, under Section 401(a) of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SUPPLEMENTAL SCHEDULE

GLOBALSANTAFE SAVINGS INCENTIVE PLAN
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

(a)	(b) Identity of Issue	(c) Description	(d) Cost [1]	(e) Current Value
	Fidelity BrokerageLink Account	Self-directed brokerage account		$ 94,650
	GlobalSantaFe Stock Fund	GlobalSantaFe ordinary shares		14,324,959
*	Fidelity Magellan	Common stock fund		13,871,014
*	Fidelity Equity-Income	Stock and bond fund		6,989,609
*	Fidelity Intermediate Bond	Bond fund		1,435,919
*	Fidelity OTC Portfolio	Common stock fund		992,383
*	Fidelity Real Estate Inv. Portfolio	Common stock fund		134,038
*	Fidelity Blue Chip	Common stock fund		6,198,387
*	Fidelity Asset Manager	Stock, bond, and short-term instrument fund		1,392,017
*	Fidelity Low-Priced Stock	Common stock fund		1,747,688
*	Fidelity Aggressive Growth	Common stock fund		2,341,654
*	Fidelity Diversified International	Foreign stock fund		1,279,316
*	Fidelity Dividend Growth	Common stock fund		574,595
*	Fidelity Small Cap Stock	Common stock fund		45,279
*	Fidelity Freedom Income	Stock, bond, and money market fund		211
*	Fidelity Freedom 2000	Stock, bond, and money market fund		823
*	Fidelity Freedom 2010	Stock, bond, and money market fund		108,927
*	Fidelity Freedom 2020	Stock, bond, and money market fund		73,112
*	Fidelity Freedom 2030	Stock, bond, and money market fund		20,690
*	Fidelity Freedom 2040	Stock, bond, and money market fund		5,877

GLOBALSANTAFE SAVINGS INCENTIVE PLAN
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

*	Fidelity Retirement Money Market	Money market fund	6,623,281
*	Fidelity Managed Income Portfolio	Commingled pool of investment contracts issued by banks and insurance companies	3,788,779
*	Spartan U.S. Equity Index	Common stock fund	1,490,019
*	Fidelity High Income	Stock and bond fund	2,259
	Participant Loans	Loans to participants at annual rates of interest ranging from 5-1/2% to 9-1/2%	2,956,441
			$ 66,491,927

* Exempt party-in-interest transaction.

[1] All investments of the Plan are directed by participants. Therefore, cost is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALSANTAFE SAVINGS INCENTIVE PLAN

Date: June 27, 2002

By: ______________________________
William H. Gammerdinger
Chairman of the Administrative Committee
of the GlobalSantaFe Savings Incentive Plan

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Accountants

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73878) of GlobalSantaFe Corporation of our report dated June 26, 2002 relating to the financial statements of the GlobalSantaFe Savings Incentive Plan, which appears in this Form 11-K.

Houston, Texas
June 27, 2002